UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35531

TAHOE RESOURCES INC.
(Exact name of registrant as specified in its charter)

5310 Kietzke Lane, Suite 200
Reno, Nevada 89511
(775) 448-5800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Note: Effective February 22, 2019, 0799714 B.C. Ltd, a company incorporated pursuant to the laws of British Columbia, Canada, became the successor corporation to Tahoe Resources Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Tahoe Resources Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 6, 2019	0799714 B.C. LTD, as successor to TAHOE RESOURCES INC.

	By:	/s/ Christopher Lemon
		Name:	Christopher Lemon
		Title:	Director